Mail Stop 4561

June 22, 2007

By U.S. Mail and Facsimile (404) 253-8340

H. Averett Walker
Chief Executive Officer and President
Security Bank Corporation
4219 Forsyth Road
Macon, Georgia 31210

Re: Security Bank Corporation
        Registration Statement on Form S-4
        Filed May 17, 2007
        File No. 333-143067

Dear Mr. Walker:

We have reviewed your filing on Form S-4 and have the following comments. Please note that we have reviewed only the Form S-4 and that we have not reviewed any of the documents incorporated by reference. Please note that the accounting staff has not reviewed any of the financial statements, and we do not plan for them to do so in connection with this registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Provide us with any internal information provided by either of the companies to the other company or to a financial advisor for the other company. Disclose any material

information and the material assumptions underlying this information or advise us that all the material information is already disclosed in the document. For example, we note the statement in the middle of page 22 that Burke Capital reviewed projected earnings prepared by Security Bank management. Projections or forecasts that have crossed from one company to the other, or to its advisors, must be included in the prospectus, if material.

2.   Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

Cover Page

3.   Please review your document to insure that it is in plain English. For example, revise the first sentence to say what you want to say in everyday vernacular, deleting "pursuant to the merger of First Commerce with and into …" In this connection, please attempt to cull such words as "pursuant to," "thereunder" and "herein."

4.   Prominently disclose the approximate percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

5.   Please revise to include the price of Security Bank's common stock both as of the day before the merger announcement and as of a date near effectiveness. Do the same for the number of shares each First Commerce shareholder would receive. Revise paragraph two and three so that the most important information to shareholders is presented first. For example, move the second sentence in the third paragraph to the forepart of the two paragraphs and note the estimated per share special cash dividend.

6.   Disclose the percentage of First Commerce shares that have agreed to vote for this merger.

Important Notice for First Commerce's Shareholders

7.   The paragraph that begins, "The descriptions of the merger agreement…" is confusing. Please delete or revise to clarify.

8.   Please include the disclosure found in Item 2 of Form S-4 regarding the availability of information incorporated by reference.

Questions and Answers, page i

9.   Under the question, "How many votes are needed to approve the 280G payments?" please revise to state that officers and directors of First Commerce have not agreed to

vote in favor of this proposal, and disclose what percentage of outstanding shares is held by officers and directors excluding the shares held by Mr. Lumpkin.

Summary, page 1

280G Payments, page 5

10.   Briefly expand this section to disclose why shareholders are being asked to vote on this proposal and the effect of voting for or against the proposal.

First Commerce's Directors and Executive Officers, page 8

11.   Please revise to quantify the payments discussed in the first and third bullet points.

The First Commerce Special Shareholders' Meeting, page 16

12.   Please provide further detail as to any procedures or limitations for adjourning to solicit additional votes. For example, is there a minimum or maximum adjournment time?

13.   Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

14.   Revise to describe every material contact, negotiation or discussion in reasonable detail between First Commerce and Security Bank, affiliates, financial advisors, counselors, each company's Board and special committees. The disclosure should include the nature, substance and atmosphere, if material, of the discussions. Identify in each instance who initiated the contact, discussion or negotiation - including the names of individuals, if appropriate. In this regard, note that merely an identification of issues addressed, or a vague reference to certain matters, is not a substitute for a description of the material issues addressed and the positions taken by the involved parties.

15.   Please revise to describe the negotiation of the principal terms of the merger, including price.

Reasons for the Merger, page 20

16.   Most of the bullet points in this section are very generic. Revise to disclose more specifically what was significant about each of the "factors" considered. For example, the statement that Security Bank's management considered the ability of the operations of First Commerce to contribute to earnings is too general. What material aspects of that matter were considered that supported or did not support the proposed merger?

17.   In the section regarding Security Bank, disclose any specifically negative factors considered.

Opinion of Burke Capital, page 22

18.   We note that some of analysis was done using unaudited financial results. Please confirm
        to us that the unaudited financial results were not materially different from the audited
        results.

Information Regarding Burke Capital's Engagement, page 31

19.   Disclose any association between Burke Capital and First Commerce within the past two
        years for which Burke Capital received remuneration, including the amount of the
        remuneration.

20.   Please elaborate upon the method by which the fee to Burke Capital will be calculated.
        Also, please clarify the third sentence.

Financial Interests of Directors and Executive Officers in the Merger, page 38

21.   Please disclose the dollar amount of compensation that will be paid to directors under
        Security Bank's director compensation policy. Similarly, please disclose the individual
        dollar amounts that will be paid in the subsection, "Employment Agreements," on page
        39.

Material Federal Income Tax Consequences…, page 44

22.   Please revise to state that the disclosure is a summary of the opinion of your tax counsel.
        Alternatively, state that this disclosure constitutes counsel's opinion, in which case the
        Exhibit 8 opinion should merely refer to the opinion in the document.

Certain Differences in Rights of Shareholders, page 47

23.   Please delete the sentence that begins, "First Commerce shareholders should consult their
        own legal counsel…." Shareholders should be able to rely on this disclosure.

Dissenter's Rights, page 50

24.   Please clarify whether the failure to vote against the proposal will constitute a waiver of
        appraisal rights. Refer to Instruction 1 to Item 3 of Schedule 14A.

The 280G Payments, page 53

25.   In plain English, please explain the effect upon the company if shareholders do not approve this transaction.

Incorporation of Documents by Reference, page 57

26.   Please revise the statement that begins, "Any statement contained in a document…" to clarify its meaning in plain English.

Information about First Commerce, page 58

27.   In this section, or in some other appropriate section, please briefly disclose why no financial information pertaining to First Commerce is included and consider briefly noting what it has provided to its shareholders in the past.

Related Party Transactions, page 62

28.   Please revise the second sentence to state, "…for comparable transactions with *persons not related to [the lender]*…." Refer to Instruction 4(c)(ii) to Item 404(b) of Regulation S-K.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding these comments, please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Randolph A. Moore III, Esq.
        Alston & Bird LLP
        One Atlantic Center
        1201 W. Peachtree Street, NW
        Atlanta, Georgia 30309

        Thomas O. Powell, Esq.
        Troutman Sanders LLP
        600 Peachtree Street, N.E., Suite 200
        Atlanta, Georgia 30308